AMERCIAN FINANCIAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Nine Months Ended	Year Ended
	September 30, 2003	December 31, 2002

Pretax income (loss)	$172,418	$149,330
Minority interest in subsidiaries having fixed charges (*)	22,285	32,096
Less undistributed equity in (earnings) losses of investees	(9,051)	13,830
Fixed charges:
Interest on annuities	227,230	300,966
Interest expense	27,827	47,513
Interest on subsidiary trust obligations	781	-
Debt discount (premium) and expense	808	414
Portion of rentals representing interest	12,362	16,483

EARNINGS	$454,660	$560,632

Fixed charges:
Interest on annuities	$227,230	$300,966
Interest expense	27,827	47,513
Interest on subsidiary trust obligations	781	-
Debt discount (premium) and expense	808	414
Portion of rentals representing interest	12,362	16,483
Pretax preferred dividend requirements of subsidiaries	9,831	12,960

FIXED CHARGES	$278,839	$378,336

Fixed charges and preferred dividends:
Fixed charges - per above	$278,839	$378,336
Preferred dividends	6,140	6,552

FIXED CHARGES AND PREFERRED DIVIDENDS	$284,979	$384,888

Ratio of Earnings to Fixed Charges	1.63	1.48

Ratio of Earnings to Fixed Charges and Preferred Dividends	1.60	1.46

Earnings in Excess of Fixed Charges	$175,821	$182,296

Earnings in Excess of Fixed Charges and Preferred Dividends	$169,681	$175,744

(*) Amounts include accrued distributions on preferred securities of consolidated trusts.

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